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                              July 14, 2020

       Todd Ford
       Chief Financial Officer
       Coupa Software Inc
       1855 S. Grant Street
       San Mateo, CA 94402

                                                        Re: Coupa Software Inc
                                                            Form 10-K for the
Year Ended January 31, 2020
                                                            Filed March 20,
2020
                                                            Form 10-Q for the
Quarter Ended April 30, 2020
                                                            Filed June 8, 2020
                                                            File No. 001-37901

       Dear Mr. Ford:

              We have reviewed your June 30, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 16, 2020 letter.

       Form 10-Q for the Quarter Ended April 30, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP, page 38

   1. We note from your response to prior comment 5 that you intended to present adjusted free cash flow as a
performance measure. Given the naming of this measure, the nature of the adjustments, and the
GAAP measure to which you are reconciling, adjusted free cash flow appears to be a
liquidity measure. Explain further why you believe a measure titled adjusted free cash
flow    with adjustments for capital expenditures is a performance measure or revise your
future filings to appropriately identify this as a liquidity measure.
                                                        Refer to Question
102.07 of the non-GAAP C&DIs.
 Todd Ford
Coupa Software Inc
July 14, 2020
Page 2
Form 10-K for the Year Ended January 31, 2020
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 51

2. We note your response to prior comment 4. Please clarify for us what you mean by
         "customer contracts" in your proposed revised disclosures. In this regard, tell us whether this refers to contracts with new customers only or whether it also refers to new contracts with existing customers. If it is the former and new customers are contributing significantly to your revenue growth, then please tell us why you do not disclose your customer count in your quarterly Form 10-Q filings. To the extent customer count refers to contracts from both new and existing customers, please tell us the amount of revenue growth attributable to new versus existing customers in fiscal 2020 and in the first quarter of fiscal 2021. Also, revise to include a quantified discussion of such factors in future filings, if material.
      You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameTodd Ford                                    Sincerely,
Comapany NameCoupa Software Inc
                                                               Division of
Corporation Finance
July 14, 2020 Page 2                                           Office of
Technology
FirstName LastName